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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Page | 1 EMBRAER S.A. Publicly Held Company CNPJ/MF No. 07.689.002/0001-89 NIRE 35.300.325.761 MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 29, 2026 Date, Time and Place: On April 29, 2026, at 10:00 am, (“Company” or “Embraer”), exclusively by digital means, through the Microsoft Teams electronic platform, pursuant to CVM Resolution No. 81/2022 (“RCM 81”). Previous Publications: Call notice published in the editions of March 27, 28 and 30, 2026, in the newspaper “O Vale” (pages 3, 3 and 5, respectively) and “Valor Econômico” (pages B11, A12 and A17, respectively), with the publication of the full notice on the pages of the aforementioned newspapers on the internet. The Financial Statements, the Management Report, the Independent Auditors’ Report, the Fiscal Council’s Opinion and the Audit, Risk and Ethics Committee’s Opinion related to the fiscal year ended on December 31, 2025, were published on March 18, 2026 in the newspapers O Vale and Valor Econômico (digital only) Composition of the Presiding Table: The Chairman of the Company’s Board of Directors, Raul Calfat, in accordance with Section 23 of the Bylaws, assumed the chairmanship of the Shareholders’ Meeting, having invited the Chief Compliance and Governance Officer, Fabiana Klajner Leschziner, to act as secretary of the meeting and, to compose the presiding table, the Chief Executive Officer, Francisco Gomes Neto, and the Executive Vice President for Finance and Investor Relations, Felipe Santana Santiago de Lima. Attendance: Shareholders representing 69,76% of the Company’s capital stock were present, as evidenced (i) by the attendances registered by means of the electronic platform made available by the Company, pursuant to RCVM 81, and (ii) by the valid distance voting ballots received directly by the Company through service providers capable of providing voting instruction collection and transmission services, in accordance with Comissão de Valores Mobiliários (“CVM”) regulations. The Coordinator of the Audit, Risk and Ethics Committee, Dan Ioschpe, the chairman of the Fiscal Council, Mario Ernesto Vampré Humberg, e, and as representative of KPMG Auditores Independentes, Moacyr Piacenti, were also present. Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 2 Initial Clarifications: The Chairman reminded those present that the counting of votes will be carried out in accordance with the Bylaws. Agenda: To resolve on: 1. Review the management accounts and examine, discuss and approve the financial statements for the fiscal year ended December 31, 2025, accompanied by the Management Report, the Opinion of the Audit, Risk and Ethics Committee, the Opinion of the Fiscal Council and the Company's Independent Auditors' Report; 2. Review and to vote on the allocation of the net profit for the fiscal year ended December 31, 2025 and the distribution of dividends; 3. To define the number of members to compose the Fiscal Council to the next term; 4. To elect the members of the Fiscal Council to the next term; 5. Elect one (1) effective member of the Board of Directors and the respective alternate, nominated by the Brazilian Federal Government, as the holder of the Golden Share, pursuant to Article 27, paragraph 1, of the Company’s Bylaws 6. To determine the aggregate annual compensation of the Company’s Administration for the period from May 2026 to April 2027; and 7. To determine the compensation of the members of the Fiscal Council to the next term. Reading of Documents, Receipt of Votes, Drawing up and Publication of the Minutes: By proposal of the Board, (i) the reading of the Call Notice and the Management Manual and Proposal was waived, since they are fully known to the shareholders, as was as the reading of the consolidated voting map of remote votes, adjusted in accordance with the voting limitation rules pursuant to the Company’s Bylaws, with the said map was released by the Company; and (ii) it is hereby recorded that the minutes of this Shareholders’ Meeting will be drawn up in summary form, in accordance with the provisions of paragraph 1 of section 130 of Law No. 6,404/76 (“Corporate Law”). Additionally, the publication of the minutes to which this Shareholders’ Meeting refers, with the omission of the signatures of the attending shareholders, was approved, in accordance with the provisions of paragraph 2 of section 130 of the Brazilian Corporate Law. Resolutions: After analyzing and discussing the matters included in the Agenda, the Shareholders resolved: 1. To approve the accounts of the Management, as well as the financial statements for the fiscal year ended on December 31, 2025, accompanied by the Management Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 3 Report, the Report of the Audit, Risks and Ethics Committee and the Opinion of the Fiscal Council and the Company's Independent Auditors' Report. This proposal received 62,457,829.54 approvals, 9,290,864.55 abstentions and 9,164.57 rejections. 2. To approve the allocation of the net income for the fiscal year ended December 31, 2025, under the following terms: from the net income of R$1,952,951,226.17, (i) the amount of R$97,647,561.31, corresponding to 5% of the net income determined for 2025, shall be allocated to the constitution of the legal reserve, pursuant to Article 193 of the Brazilian Corporations Law; (ii) the amount of R$524,886,268.51 shall be distributed to the shareholders in the form of dividends and interest on equity (gross amount), equivalent to R$463,825,916.22 when considering the net amount of interest on equity, including, in this total, the amounts already distributed throughout the 2025 fiscal year, representing 25% of the adjusted net income pursuant to Articles 195-A and 202 of the Brazilian Corporations Law, as well as an additional dividend distribution in the amount of R$7,646,097.51, declared by the Shareholders’ Meeting; and (iii) the amount of R$1,330,417,396.35 shall be allocated to the constitution of the Investment and Working Capital Reserve, pursuant to Article 194 of the Brazilian Corporations Law and as provided for in Article 52 of the Company’s Bylaws. Considering the approval by the Shareholders' Meeting of the distribution of additional dividends in the amount of R$7,646,097.51, it is hereby stipulated that all shares in circulation on the record date of May 11, 2026, will be entitled to the dividends, with the Company's shares being traded on the B3 (Brazilian Stock Exchange) ex-dividend from May 12, 2026, including. The dividends in question will be paid to shareholders on May 20, 2026. This proposal received 67,532,560.63 approvals, 5,218,611.44 abstentions and 6,686.59 rejections. 3. To approve that the Fiscal Council be composed of 3 (three) effective members and 3 (three) alternate members for the next term. This proposal received 72,725,191.26 approvals, 25,736.22 abstentions and 6,931.19 rejections. 4. To elect the following effective members and respective alternates to compose the Company’s Fiscal Council for the next term: (i) Carla Alessandra Trematore, Brazilian, in a common-law marriage, accountant, bearer of Identity Card RG No. 21.880.357-6 – SSP/SP and enrolled with Individual Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 4 Taxpayer’s Registry (CPF/MF) under No. 248.855.668-86, resident and domiciled in City and State of São Paulo, at Rua Apinajés 868, apartment 71 Perdizes, ZIP Code 05017-000, as effective member and Chairman of the Fiscal Council, and; Patricia Leisnock, Brazilian, married, financial director, bearer of Identity Card No 22.565.479-9 SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 133.012.558-41, resident and domiciled in the City and state of São Paulo at Rua Harmonia, 1085, apartment 261, ZIP code 05435-001, as her respective alternate; (ii) Raphael Manhães Martins, Brazilian, married, lawyer, bearer of OAB/RJ n° 147.187 and enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 96.952.607-56, resident and domiciled in the City and state of Rio de Janeiro, with a business address, at Praça Mahatma Gandhi, 2, Sala 708, Centro, ZIP code 20.031-908 as effective member and Vice-Chairman of the Fiscal Council and Magali Rogéria de Moura Leite, legally separated, accountant, bearer of Identity Card No. 63.352.586-8 SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 019.732.627-70, resident and domiciled in City and State of São Paulo at Avenida Ibijau 248, apartment 61, Moema, ZIP code 04524-020 as his alternate; and (iii) Alexandre Navarro Garcia, Brazilian, single, business administrator, bearer of Identity Card RG No. 962.490 SSP-DF and enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 385.346.061-53 resident and domiciled in the City of Brasília, in the District Federal with business address in the same City SGAN 913, Módulo F, House 6 as effective member of the Fiscal Council, and Leonardo José da Silva Neves Gonzaga, Brazilian, married, accountant, bearer of Identity Card RG No.10.852.814-2 IFP/RJ and enrolled with Individual Taxpayer’s Registry (CPF/MF) 071.082.207-33, resident and domiciled in the City and state of Rio de Janeiro at Avenida República do Chile, 100 - 5th floor, Centro, ZIP code 20031-917 as his alternate; The elected members of the Fiscal Council shall be vested in their respective positions, within the period referred to in section 149 of the Corporate Law, shall hold office until the Annual General Meeting to be held in 2027, and have declared to the Company that they do not have any legal impediment that prevents their election and investiture in the positions. This proposal received 72,277,320.13 approvals, 469,737.28 abstentions and 10,781.30 rejections. 5. It is hereby recorded that, pursuant to Paragraph 1 of Section 27 of the Bylaws, the following individual was nominated and is hereby elected by the Brazilian Federal Government, in its capacity as holder of the special class share: Maurício Augusto Silveira de Medeiros, Brazilian, married, military officer, holder of Identity Card No. Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 5 355649 COMAER, and enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 027.838.498-60, resident and domiciled in the resident and domiciled in the City and state of Rio de Janeiro, at Rua Ipanema, 21, apartment 404, Barra da Tijuca – ZIP Code 22.631-390, as a full member of the Board of Directors. It is also recorded that the Brazilian Federal Government did not appoint an alternate member to the Board of Directors. 6. To approve the establishment of the limit for the total annual compensation of the Company's administration for the period from May 2026 to April 2027 at R$120,000,000.00, encompassing all components of compensation (fixed, short-term variable, long-term variable and benefits) and excluding amounts related to social security contributions payable by the Company. This proposal received 33,350,087.56 approvals, 36,087,415.45 abstentions and 3,320,355.65 rejections. 7. To approve the setting of the monthly compensation of the Fiscal Council for the next term (i) in the amount of R$24,222.78 for the Chairman of the Fiscal Council, and (ii) in the amount of R$19,807.31 for each of the other full members of the Fiscal Council. This proposal received 72,643,100.66 approvals, 69,504.34 abstentions and 45,253.67 rejections. Closing: There being no further matters to discuss, the Chairman thanked everyone for their presence and adjourned the meeting for the drafting of these minutes, which, after being approved, were considered signed by the shareholders whose distance voting ballot were deemed valid by the Company and by the shareholders who registered their attendance through the electronic platform made available by the Company, in accordance with RCVM 81. São José dos Campos, April 29, 2026. Raul Calfat Meeting Chairman Fabiana Klajner Leschziner Secretary Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 6 Present Shareholders: JP MORGAN CHASE BANK AMUNDI FUNDS AMUNDI INDEX SOLUTIONS AMUNDI ISR ACTIONS MARCHES EMERGENTS UCITS ETF CAMBRIDGE UNIVERSITY ALL WORLD EQUITY FUND FIDELITY FUNDS - LATIN AMERICA FUND IT NOW IBOVESPA B3 BR+ FUNDO DE NDICE - RESPONSABILIDADE LIM IT NOW IBOVESPA FUNDO DE ÍNDICE IT NOW IGCT FUNDO DE INDICE IT NOW PIBB IBRX-50 FUNDO DE INDICE ITAU ACOES DIVIDENDOS FI ITAU ALVORADA MASTER FIF MULTIMERCADO RESP LIMITADA ITAU ASGARD ACOES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSAB ITAU BALANCEADO ATIVO FUNDO MUTUO DE PRIVATIZACAO FGTS CARTE ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO ITAU DUNAMIS MASTER FUNDO DE INVESTIMENTO EM ACOES ITAÚ FLEXPREV SMART AÇÕES BRASIL FIF RL ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA ITAU GOVERNANCA CORPORATIVA ACOES FUNDO DE INVESTIMENTO ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RL ITAU HEDGE PLUS MULTIMERCADO FIF RESP LTDA ITAÚ HUNTER LONG SHORT PLUS FIF MULT RL ITAU HUNTER TOTAL RETURN MULTIMERCADO FUNDO DE INVESTIMENTO ITAU IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO EM ACOES ITAU IBRX ATIVO MASTER FIA ITAU INDEX ACOES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO R ITAU INDEX ACOES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPO ITAÚ JANEIRO II MULT FIF RESP LIMITADA ITAU JANEIRO MULTIMERCADO FI ITAÚ LONG AND SHORT PLUS MULTIMERCADO FIF RESPONSABILIDADE L ITAU MASTER GLOBAL DINAMICO MULTIMERCADO FUNDO DE INVESTIMEN ITAU MASTER GLOBAL DINAMICO ULTRA MULTIMERCADO FUNDO DE INVE ITAU MASTER HUNTER L O FIF EM AÇOES - RESP LIMITADA ITAU MULTIESTRATEGIA MULTIMERCADO FUNDO DE INVESTIMENTO ITAU OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO FINA ITAU OPTIMUS LONG BIAS MULTIMERCADO FI ITAÚ OPTIMUS LONG SHORT FIF MULT RL ITAU OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 7 ITAU PREVIDENCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AC ITAU SIRIUS FIFA RESP. LTDA ITAU VERTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERC ITAU VOTL FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESP ITAU VQL FUNDO DE INVESTIMENTO FINANCEIRO MULT RESP LTDA LBPAM ACTIONS EMERGENTS LOMBARD ODIER FUNDS MOST DIVERSIFIED PORTFOLIO SICAV ONEMARKETS FUND BNDES PARTICIPACOES S/A BNDESPAR CLUBE DE INVESTIMENTO DOS EMPREGADOS DA EMBRAER CIEMB ENRIQUE PESSOA XAVIER SPX HORNET EQUITY HEDGE MASTER FIM TANISIA MARTINI VILARINO TEMPO CAPITAL PRINCIPAL FIA TRIGONO PARTHENON MASTER FIA RESPONSAB LIMIT 1693 PARTNERS FUND 1832 AM EMERGING MARKETS EQUITY POOL 1895 FONDS FGR ABERDEEN MANAGED DISTRIBUTION FUND ABRDN OEIC I-ABRDN LATIN AMERICAN EQUITY FUND ABRDN OEIC IV-ABRDN EMERGING MARKETS EQUITY TRACKER FUND ABRDN OEIC VI-ABRDN EMERGING MARKETS EQUITY ENHANCED INDEX F ABRDN SICAV I - DIVERSIFIED INCOME FUND ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND ACTIVE M EMERGING MARKETS EQUITY FUND ADRIANO ALVES FEITOSA AFONSO CARNEIRO FILHO AGIPI ACTIONS EMERGENTS AMUNDI AI BALANCED LIFE FUND AI BALANCED PENSION FUND ALASKA COMMON TRUST FUND ALASKA ELECTRIAL PENSION PLAN ALASKA PERMANENT FUND ALESSANDRO SILVA DE SOUZA ALLANN FANK ANDRADE ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ DLVR FOND ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ PV-WS FON ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ VGI 1 FON AMERICAN FUNDS INS SERIES NEW WORLD FUND Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 8 AMUNDI CCF - AMUNDI ESG GLOBAL LOW CARBON FUND AMUNDI ESG GLOBAL LOW CARBON EX-CHINA FUND AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF ANDRESSA REGO SANTOS ANTONIO PIMENTEL REIS ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND II ARROWSTREET (CANADA) GLOBAL SMALL CAP FUND I ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P. ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P. ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN) ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND ARROWSTREET CAPITAL EXETER FUND LIMITED ARROWSTREET CAPITAL EXETER FUND LIMITED ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED ARROWSTREET CAPITAL NEWBURY FUND LIMITED ARROWSTREET CAPITAL NEWBURY FUND LIMITED ARROWSTREET COLLECTIVE INVESTMENT TRUST ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST ARROWSTREET EMERGING MARKET TRUST FUND ARROWSTREET EMK ALPHA EXTENSION FUND L.P. Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 9 ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND ARROWSTREET GLOBAL EQUITY (GBP) CCF ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND ARROWSTREET GLOBAL EQUITY FUND ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND ARROWSTREET US GROUP TRUST ASCENSION ALPHA FUND, LLC ASHMORE SICAV LATIN-AMERICA EQUITY FUND AUSTRALIAN RETIREMENT TRUST AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER AVADIS FUND - AKTIEN EMERGING MARKETS INDEX AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F AVIVA INVESTORS AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET AVIVA LIFE PENSIONS UK LIMITED AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS AXIOM INVESTORS COLLECTIVE INVESTMENT TRUST AXIOM INVESTORS TRUST II BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY BIMCOR GLOBAL EQUITY POOLED FUND BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH) BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND BLACKROCK GLOBAL INDEX FUNDS BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND BLK MAGI FUND BMO MSCI EMERGING MARKETS INDEX ETF BNP PARIBAS EASY MSCI ACWI SRI S - SERIES PAB 5% CAPPED UCIT BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE BNP PARIBAS FUNDS BRAZIL EQUITY BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND BNY MELLON GLOBAL EMERGING MARKETS FUND BNY MELLON INVESTMENTE FUNDS II, INC - BNY MELLON G E M F BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER BORDER TO COAST GLOBAL MULTI FACTOR EQUITY INDEX F Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 10 BRANDES GLOBAL EQUITY FUND BRANDES GLOBAL SMALL CAP EQUITY FUND BRANDES GLOBAL VALUE FUND BRANDES INSTITUTIONAL EQUITY TRUST BRANDES INSTITUTIONAL GLOBAL EQUITY FUND BRANDES INTERNATIONAL SMALL CAP EQUITY FUND BRANDES INVESTMENT FUNDS PLC BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN BRIGHTER SUPER BRITISH COAL STAFF SUPERANNUATION SCHEME BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION BUREAU OF LABOR FUNDS - LABOR PENSION FUND BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND CAISSE DE DEPOT ET PLACEMENT DU QUEBEC CAISSE DE RETRAITE D´HYDRO-QUEBEC CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM CANADA PENSION PLAN INVESTMENT BOARD CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST CAPITAL INTERNATIONAL FUND CARLOS ALBERTO BATISTA DA SILVA CATERPILLAR INC MASTER RETIREMENT T CATERPILLAR INVESTMENT TRUST CBJ LTD AS TR FOR JP SCIENC AND TECHNOLOGY AGENCY 16619-9975 CENTRAL PROVIDENT FUND BOARD CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD CHEVRON MASTER PENSION TRUST CHEVRON UK PENSION PLAN CIBC EMERGING MARKETS EQUITY INDEX ETF CIBC EMERGING MARKETS INDEX FUND CIRO MORAES DA SILVA CITI RETIREMENT SAVINGS PLAN CITIGROUP PENSION PLAN CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND CITY OF MILWAUKEE DEFERRED COMPENSATION PLAN CITY OF NEW YORK GROUP TRUST CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM CLINTON NUCLEAR POWER PLANT QUALIFIED FUND Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 11 COLLEGE RETIREMENT EQUITIES FUND COLONIAL FIRST STATE EMERGING MARKETS FUND 2 COLONIAL FIRST STATE EMERGING MARKETS FUND 7 COLONIAL FIRST STATE GLOBAL SHARE FUND 16 COLONIAL FIRST STATE GLOBAL SHARE FUND 17 COLONIAL FIRST STATE INVESTMENT FUND 187 COLONIAL FIRST STATE INVESTMENT FUND 50 COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR COLUMBIA EM CORE EX-CHINA ETF COLUMBIA EMERGING MARKETS CONSUMER ETF COLUMBIA THREADNEEDLE INV FUNDS (UK) ICVC-CT LATIN AME FUND COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX COMMINGLED PENSION TRUST FUND (GLOBAL ALL COUNTRY RESEARCH E COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA COMMONWEALTH OF MASSACHUSETTS EMPLOYEES DEFERRED COMP PLAN COMMONWEALTH SUPERANNUATION CORPORATION CONNECTICUT GENERAL LIFE INSURANCE COMPANY CONSTRUCTION BUILDING UNIONS SUPER FUND COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F. CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND CUSTODY BANK OF JAPAN, LTD. AS TRUSTEE FOR SMTB EM CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F DEKA INVESTMENT GMBH FOR ELB-FUNDMASTER 1 DELA NATURA- EN LEVENSVERZEKERINGEN N.V. DEPARTMENT OF STATE LANDS DESJARDINS EMERGING MARKETS EQUITY INDEX ETF DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF DEUTSCHE INVEST I BRAZILIAN EQUITIES DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF DFC EMERGING MARKETS EQUITY FUND DIVERSIFIED GLOBAL SHARE TRUST DUNHAM INTERNATIONAL STOCK FUND DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE DWS INVEST LATIN AMERICAN EQUITIES DWS INVESTMENT S.A. FOR ARERO - DER WELTFONDS DWS LATIN AMERICA EQUITY FUND EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD ECHIQUIER EMERGING EX CHINA EDERSON MENDES BATISTA Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 12 EDUARDO MELLO FONSECA EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU EMERGING MARKETS COMPLETION FUND, L.P. EMERGING MARKETS EQUITY INDEX MASTER FUND EMERGING MARKETS INDEX NON-LENDABLE FUND EMERGING MARKETS INDEX NON-LENDABLE FUND B EMERSON DE FREITAS EMPLOYEES RETIREMENT SYSTEM OF GEORGIA ENSIGN PEAK ADVISORS,INC EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO ERIE INSURANCE EXCHANGE EURIZON CAPITAL S.A. EURIZON CAPITAL SGR S.P.A EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR FACTORY MUTUAL INSURANCE COMPANY FEDERATED HERMES GLOBAL ALLOCATION FUND FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS INT F FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNA FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD FIRE AND POLICE EMPL RET SYST, C OF BALTIMORE FIREMEN S ANNUITY AND BEN. FD OF CHICAGO FISHER INVESTMENTS AUSTRALASIA EMERGING MARKETS EQ FISHER INVESTMENTS COLLECTIVE TRUST FISHER INVESTMENTS EMERGING MARKETS EQUITY UNIT TRUST FUND FISHER INVESTMENTS INSTITUTIONAL FUNDS PUBLIC LTD COMPANY FISHER INVESTMENTS INSTITUTIONAL GROUP EMERGING MARKETS E F FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F FLORIDA RETIREMENT SYSTEM TRUST FUND FORD MOTOR CO DEFINED BENEF MASTER TRUST FRANCISCO OLAVIO TEIXEIRA COUTINHO FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 13 FRANKLIN LIBERTYSHARES ICAV FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN FREEDOM 100 EMERGING MARKETS ETF GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P GEISLER EVANGELISTA DE OLIVEIRA GENERAL PENSION AND SOCIAL SECURITY AUTHORITY GERALDO MANOEL MELLO GINO MALIMPENSA FILHO GLEYDSON PUBLIO AZEVEDO GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB GOLDMAN SACHS FUNDS II - GOLDMAN SACHS MULTI-MANAG GOLDMAN SACHS GMS INTL EQ ADVISERS 3 (WILLIAM BLAIR), LLC GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND GOVERNMENT OF SINGAPORE GUILHERME SILVA FERREIRA HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO HESTA HEXAVEST EMERGING MARKETS FUND HOSTPLUS POOLED SUPERANNUATION TRUST HPE COMMON CONTRACTUAL FUND HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG HSBC BANK PLCS AS TRUSTEE OF STATE STREET AUT GLOB HSBC ETFS PLC HSBC EMERG MARKET SUSTAIN EQUITY UCITS ETF HSBC GLOBAL FUNDS ICAV MULTI FACTOR WORLDWIDE EQUITY FUND HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND IBM 401 (K) PLUS PLAN IBM DIVERSIFIED GLOBAL EQUITY FUND ILLINOIS MUNICIPAL RETIREMENT FUND IMCO EMERGING MARKETS PUBLIC EQUITY LP INDUSTRIENS PENSIONFORSIKRING INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST INTERNATIONAL EQUITY FUND INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST INTERNATIONAL MONETARY FUND INTERNATIONALE KAPITALANLAGEGESELLSCHAFT MBH ACTING FOR ACCO Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 14 INVESCO EMERGING MARKETS ENHANCED EQUITY UCITS ETF INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN INVESTERINGSFORENINGEN BANKINVEST - VALUE GLOBALE AKTIER KL INVESTERINGSFORENINGEN LAEGERNES INVEST, LI AKTIER INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS INVESTERINGSFORENINGEN SYD INVEST INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG ISHARES CORE MSCI EMERGING MARKETS ETF ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND ISHARES III PUBLIC LIMITED COMPANY ISHARES IV PUBLIC LIMITED COMPANY ISHARES MSCI ACWI ETF ISHARES MSCI ACWI EX U.S. ETF ISHARES MSCI BRAZIL ETF ISHARES MSCI BRIC ETF ISHARES MSCI EMERGING MARKETS ETF ISHARES MSCI EMERGING MARKETS EX CHINA ETF ISHARES PUBLIC LIMITED COMPANY JNL EMERGING MARKETS INDEX FUND JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND JNL MULTI-MANAGER INTERNATIONAL SMALL CAP FUND JOAO BATISTA LIMA JOHN HANCOCK FUNDS II EMERGING MARKETS FUND JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND JPMORGAN ETFS (IRELAND) ICAV KAPITALFORENINGEN DANSKE INV INST AFD D PENSION - AKTIER 10 Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 15 KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND LEGAL GENERAL U. ETF P. LIMITED COMPANY LEGAL & GENERAL CCF LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND LEGAL & GENERAL GLOBAL EQUITY INDEX FUND LEGAL & GENERAL ICAV LEGAL & GENERAL INTERNATIONAL INDEX TRUST LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD LEMANIA GLOBAL EQUITY LIN TSE MIN LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST LORD ABBETT TRUST I- LORD ABBETT EMERGING MARKETS LORENTZ LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION LUCIANO HAMMES LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND M&G FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND MACKENZIE EMERGING MARKETS EQUITY INDEX ETF MACQUARIE MULTI-FACTOR FUND MACQUARIE TRUE INDEX EMERGING MARKETS FUND MANAGED PENSION FUNDS LIMITED MARCELO PEREIRA SETTE MASON TENDERS DISTRICT COUNCIL PENSION FUND MBB PUBLIC MARKETS I LLC MDPIM EMERGING MARKETS EQUITY POOL MERCER DIOCESE OF BROOKLYN LAY PENSION INVESTMENT TRUST MERCER GLOBAL EQUITY ALL COUNTRY WORLD INDEX FUND MERCER GLOBAL EQUITY FUND MERCER GLOBAL SMALL CAP EQUITY FUND MERCER GLOBAL SMALL COMPANIES SHARES FUND MERCER QIF FUND PLC MERCER UCITS COMMON CONTRACTUAL FUND MGI FUNDS PLC Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 16 MI POLEN CAPITAL EMERGING MARKETS DISCOVERY FUND MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN MINEWORKERS PENSION SCHEME MINISTRY OF ECONOMY AND FINANCE MISSOURI EDUCATION PENSION TRUST MJ. MURDOCK CHARITABLE TRUST MOBIUS LIFE LIMITED MONTLAKE ORIEL UCITS PLATFORM ICAV - PANAGORA DYNA MORGAN STANLEY PATHWAY FUNDS - EMERGING MARKETS EQUITY FUND MSCI ACWI EX-U.S. IMI INDEX FUND B2 MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND MSCI EQUITY INDEX FUND B - BRAZIL MULTI MANAGER CANADA GLOBAL EQUITIES FUND MULTI SOLUTIONS - PICTET MULTI ASSET OPPORTUNITIES MULTI STYLE MULTI MANAGER FUNDS PLC MULTI-ADVISOR FUNDS GLOBAL EMERGING MARKETS FUND - STEWART I MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST NATIONAL EMPLOYMENT SAVINGS TRUST NATIONAL PENSION INSURANCE FUND NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST NATWEST TRUSTEE AND DEPOSITARY S L A T OF ST J P G E U TRUST NATWEST TRUSTEE N DEPOSITARY S L AS T OF ST. J S M U T NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS NEPC INVESTMENT LLC NEUBERGER BERMAN INVESTMENT FUNDS PLC NEW AIRWAYS PENSION SCHEME NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND NEW WORLD FUND, INC. NEW YORK STATE NURSES ASSOCIATION P P NEW YORK STATE TEACHERS RETIREMENT SYSTEM NON-US EQUITY MANAGERS: PORTFOLIO 1 SERIES NORTHERN EMERGING MARKETS EQUITY INDEX FUND NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND NORTHERN TRUST COMMON ALL COUNTRY WORLD EX-US INVESTABLE MAR NORTHERN TRUST COMMON ALL COUNTRY WORLD INDEX (ACWI) EX-US F NORTHERN TRUST COMMON EMER MAR INDEX FUN NON LENDING NORTHERN TRUST INVESTIMENT FUNDS PLC NORTHERN TRUST UCITS FGR FUND Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 17 NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST NUCLEAR ELECTRIC INSURANCE LIMITED NUVEEN EMERGING MARKETS EQUITY INDEX FUND NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM PACE INT EMERG MARK EQUITY INVESTMENTS PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND PICTET - EMERGING MARKETS INDEX PICTET - MULTI ASSET GLOBAL OPPORTUNITIES PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD PUBLIC EMPLOYEES' LONG-TERM CARE FUND PUBLIC EMPLOYEES PENSION PLAN PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF COLORADO PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI PUBLIC SECTOR PENSION INVESTMENT BOARD QSMA1 LLC RAFAEL KRUEL GAMBARRA RAFAEL SOARES DE MATTOS REASSURE LIMITED RENATO GOULART RODRIGUES ROBSON MARIANO DA SILVA ROCHE U.S. RETIREMENT PLANS MASTER TRUST RODRIGO BURALI RODRIGO MENDONCA BRAVO ROYAL LONDON EQUITY FUNDS ICVC RUBENS MACHADO SANTOS RUSSEL EMERGING MARKETS EQUITY POOL RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 18 RUSSELL INVESTMENTS GLOBAL SHARES INDEX FUND RUSSELL INVESTMENTS SUSTAINABLE GLOBAL SHARES EX F RUSSELL INVESTMENTS SUSTAINABLE GLOBAL SHARES FUND RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S. RUTGERS, THE STATE UNIVERSITY SABADELL EMERGENTE MIXTO FLEXIBLE, FI SAMUEL MADEIRO SAMPAIO SAS TRUSTEE CORPORATION POOLED FUND SBC MASTER PENSION TRUST SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO SCHRODER ADVANCED B. G. E. VALUE FUND SCHWAB EMERGING MARKETS EQUITY ETF SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT SEASONS SERIES TRUST SEBASTIAO EUDES ALVES SHELL TR (BERM) LTD AS TR O SHELL OV CON P F SIX CIRCLES MANAGED EQUITY PORTFOLIO INTERNATIONAL SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG SPDR MSCI ACWI EX-US ETF SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF SPDR S&P EMERGING MARKETS EX-CHINA ETF SPDR SP EMERGING MARKETS ETF SPDR SP EMERGING MARKETS FUND SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST SSGA SPDR ETFS EUROPE I PLC SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD STANLIB FUNDS LIMITED STATE OF ALASKA RETIREMENT AND BENEFITS PLANS STATE OF MINNESOTA STATE EMPLOYEES RET PLAN STATE OF NEW MEXICO STATE INV. COUNCIL STATE OF WYOMING STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS STATE STREET EMERGING MARKETS EQUITY INDEX FUND Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 19 STATE STREET EMERGING MARKETS EQUITY SELECT NON-LE STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F. STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO STATE STREET IRELAND UNIT TRUST STATE STREET M BRAZIL I N L COMMON TRUST FUND STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC STICHING PENSIOENFONDS VOOR HUISARTSEN STICHTING AHOLD DELHAIZE PENSIOEN STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL STICHTING DEPOSITARY APG EME MULTI CLIENT POOL STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN STICHTING PENSIOENFDSVOOR DE WONINGCORPOR. STICHTING PENSIOENFONDS ABP STICHTING PENSIOENFONDS HOOGOVENS STICHTING PENSIOENFONDS PGB STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME) STICHTING PHILIPS PENSIOENFONDS STRIVE EMERGING MARKETS EX-CHINA ETF SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY SWISS FONDS AG, FAOBO SWC (CH) IND FD I - SWC CH I EQ F E MK T ROWE PRICE FUNDS SICAV T ROWE PRICE INT FNDS T.ROWE PRICE L AMER FUN T. ROWE PRICE EMERGING MARKETS DISCOVERY EQUITY PO T. ROWE PRICE EMERGING MARKETS DISCOVERY STOCK FUND T. ROWE PRICE EMERGING MARKETS DISCOVERY STOCK TRUST T. ROWE PRICE QM GLOBAL EQUITY FUND T.ROWE PRICE FUNDS OEIC-EMERGING MARKETS DISCOVERY EQUITY FD TD EMERALD EMERGING MARKETS INDEX POOLED FUND TRUS TEACHER RETIREMENT SYSTEM OF TEXAS TEACHERS RETIREMENT SYSTEM OF OKLAHOMA TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK TEACHERS RETIREMENT SYSTEM OF GEORGIA TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS TEXAS MUNICIPAL RETIREMENT SYSTEM THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA THE BARINGS E. M. U. FUND, SUB-FUND, THE BARINGS L. A. FUND Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 20 THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA THE CALIFORNIA ENDOWMENT THE CHICAGO PUB.SCHOOL TEACHERS P. AND RETIREM F THE CHURCH COMMISSIONERS FOR ENGLAND THE CIVIL SERVICE SUPERANNUATION FUND THE EMERGING M.S. OF THE DFA I.T.CO. THE INCUBATION FUND, LTD. THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828 THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829 THE MASTER TRUST BANK OF JAPAN LTD. AS TR OF MTBJ400021579 THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832 THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492 THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536 THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835 THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MTBJ400076142 THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792 THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849 THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000 THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000 THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794 THE MASTER TRUST BK OF JPN, LTD. AS TO BNP PBE MOTHER FD THE MONETARY AUTHORITY OF SINGAPORE THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN THE NOMURA TR A BK CO, LTD. A T T O T.ROWE P E M DI EQ MO FD THE PUBLIC INSTITUITION FOR SOCIAL SECURITY THE REGENTS OF THE UNIVERSITY OF CALIFORNIA THE SAUDI SECOND INVESTMENT COMPANY THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST THIAGO VALENTIM PIXITORI CARDOSO THOMAS MAGNO DE JESUS SILVEIRA THRIFT SAVINGS PLAN THRIFT SAVINGS PLAN TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 21 TRINITY COLLEGE CAMBRIDGE UBS FUND MANAGEMENT (SWITZERLAND) AG ON BEHALF OF ZURICH INV ULLICO DIVERSIFIED INTERNATIONAL EQUITY FUND, LP UNISUPER UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF BROCKEN-U UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF UI-S UTAH STATE RETIREMENT SYSTEMS UTIMCO SP II LLC VAERDIPAPIRFONDEN SPARINVEST INDEX GLOBALE AKTIER VANGUARD EMERGING MARKETS EX-CHINA ETF VANGUARD EMERGING MARKETS SELECT STOCK FUND VANGUARD EMERGING MARKETS SHARES INDEX FUND VANGUARD EMERGING MARKETS STOCK INDEX FUND VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T VANGUARD FUNDS PUBLIC LIMITED COMPANY VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F VANGUARD INVESTMENT SERIES PLC VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL VARIABLE PORTFOLIO - PARTNERS INTERNAT GROWTH FUND VENERABLE EMERGING MARKETS EQUITY FUND VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I VICTORIAN FUNDS MAN C A T F V E M T VICTORYSHARES USAA MSCI E. M. VALUE M. ETF VIRGINIA RETIREMENT SYSTEM VIRTUS NFJ EMERGING MARKETS VALUE FUND VIRTUS NFJ INTERNATIONAL VALUE FUND VOYA VACS INDEX SERIES EM PORTFOLIO WALDEMAR FERNANDES SERRA WASHINGTON STATE INVESTMENT BOARD WCM FOCUSED INTERNATIONAL OPPORTUNITIES FUND WCM FOCUSED INTERNATIONAL OPPORTUNITIES FUND LP WCM INTERNATIONAL SMALL CAP GROWTH FUND WCM INTERNATIONAL SMALL CAP GROWTH FUND L.P. WEST VIRGINIA INVESTMENT MANAGEMENT BOARD WEST YORKSHIRE PENSION FUND WILLIAM BLAIR COLLECTIVE INVESTMENT TRUST Cont. of the Minutes of the AGM of Embraer S.A. held on April 29, 2026 Page | 22 WILLIAM BLAIR EMERGING MARKETS EX CHINA GROWTH FUN WILLIAM BLAIR EMERGING MARKETS GROWTH FUND WILLIAM BLAIR EMERGING MARKETS GROWTH FUND LLC WILLIAM BLAIR EMERGING MARKETS GROWTH POOLED FUND WILLIAM BLAIR EMERGING MARKETS LEADERS FUND WILLIAM BLAIR EMERGING MARKETS LEADERS POOLED FUND WILLIAM BLAIR GLOBAL LEADERS FUND WILLIAM BLAIR GLOBAL LEADERS POOLED FUND WILLIAM BLAIR INSTITUTIONAL INTERNATIONAL GROWTH FUND WILLIAM BLAIR INTERNATIONAL LEADERS FUND WILLIAM BLAIR INTERNATIONAL LEADERS FUND, LLC WILLIAM BLAIR INTERNATIONAL LEADERS POOLED FUND WILLIAM BLAIR MUTUAL FUNDS,INC. INTERNATIONAL GROWTH FUND WILLIAM BLAIR SICAV WM POOL - EQUITIES TRUST NO 74 WM POOL - EQUITIES TRUST NO. 75 WM POOL - GLOBAL EQUITIESTRUST N 6 WS WALES PP EMERGING MARKETS EQUITY FUND WYOMING RETIREMENT SYSTEM XTRACKERS XTRACKERS (IE) PUBLIC LIMITED COMPANY XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations